                                                                                        OMB APPROVAL
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(Check One):                                                                            OMB Number: 3235-0058
    |_|  Form 20-F                                                                      Expires: April 30, 2009
    |_|  Form 11-K                                UNITED STATES                         ------------------------------
    |X|  Form 10-Q                     SECURITIES AND EXCHANGE COMMISSION               Estimated average burden
    |_|  Form 10-D                           Washington, D.C. 20549                     hours per response . . . 2.50
    |_|  Form N-SAR                                                                     ------------------------------
    |_|  Form N-CSR                                FORM 12b-25                          SEC FILE NUMBER
                                                                                        ------------------------------
                                           NOTIFICATION OF LATE FILING                  CUSIP NUMBER


                                          For Period Ended: March 31, 2006
                                          |_|  Transition Report on Form 10-K
                                          |_|  Transition Report on Form 20-F
                                          |_|  Transition Report on Form 11-K
                                          |_|  Transition Report on Form 10-Q
                                          |_|  Transition Report on Form N-SAR

                                          For the Transition Period Ended:__________________________
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  Read Instructions (on back page) Before Preparing Form. Please Print or Type.

            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:______________

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                        PART I -- REGISTRANT INFORMATION

                                microHelix, Inc.
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                             Full Name of Registrant

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                            Former Name if Applicable

                               19500 SW 90th Court
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            Address of Principal Executive Office (Street and Number)

                               Tualatin, OR 97062
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                            City, State and Zip Code

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                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without ( unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or
|X| transition report on Form 10-Q, or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

================================================================================

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                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Certain financial and other information necessary for an accurate and full completion of the Quarterly Report on Form 10-QSB could not be provided within the prescribed time period without unreasonable effort or expense.

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                           PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Tyram H. Pettit               503                       692-5333
      ----------------------      ----------------          --------------------
              (Name)                (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

     ---------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate significant changes in the results of operations for the first quarter of 2006 from the corresponding period of 2005 due to our acquisition of Moore Electronics, Inc. in the second quarter of 2005. Because we have been unable to complete all work necessary with respect to the Quarterly Report on Form 10-QSB for the period ended March 31, 2006, we are not able to reasonably estimate these items at this time.

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                                microHelix, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date   May  3, 2006                   By  /s/ Tyram H. Petit
                                          ------------------
                                          Tyram H. Pettit
                                          President and Chief Executive Officer





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